FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 17, 2004

Equant N.V.
(Translation of registrant's name into English)

Heathrowstraat 10
1043 CH Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]          Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]          No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Equant's Sale of its 49 percent Holding in Radianz Closes

November 17, 2004 Equant announced on October 21, 2004 that it had sold its 49 per cent holding in Radianz. The sale was contingent upon obtaining regulatory approval, which has now been received.

Consequently, the transaction has now closed and Equant has received the sale proceeds of $110m.

CONTACTS:

Equant Media Relations	Equant Investor Relations
Europe Frédéric Gielec +33 1 46 46 21 89 frederic.gielec@equant.com	Ashley Rayfield +44 208 321 4581 ashley.rayfield@equant.com

North and Latin America Elizabeth Mayeri +1 212 251 2086 elizabeth.mayeri@equant.com	Isabelle Guibert +33 1 46 46 99 53 isabelle.guibert@equant.com

Asia Pacific Australasia Shirley Ng +65 335 6730 shirley.ng@equant.com

France Telecom
Nilou du Castel +33 1 44 44 93 93 nilou.ducastel.@francetelecom.com

Cathy Excoffier + 33 1 44 44 93 93 cathy.excoffier@francetelecom.com